March 23, 2023

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Yong Kim
Gus Rodriguez

RE:    FirstEnergy Corp.
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed February 13, 2023
    File No. 333-21011

Ms. Kim:
FirstEnergy Corp. is in receipt of the letter from the staff of the Securities and Exchange Commission dated March 10, 2023 (the “Comment Letter”), pursuant to which the staff provided comments regarding our Form 10-K for the fiscal year ended December 31, 2022. Per our phone conversation this afternoon, we are respectfully requesting an extension until April 7, 2023, to respond to the Comment Letter.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (330) 384-5296.

Very truly yours,
/s/ Jason J. Lisowski

Jason J. Lisowski
Vice President, Controller and Chief Accounting Officer